Via Facsimile and U.S. Mail
Mail Stop 4720

March 18, 2010

Mr. J. Leonard Ivins
Principal Financial and Accounting Officer
Oncolin Therapeutics, Inc.
710 Post Oak Road, Suite 410
Houston, Texas   77024

      Re: **Oncolin Therapeutics, Inc.**
               Item 4.01 Form 8-K
               Filed February 23, 2010
               File No. 000-50541

Dear Mr. Ivins:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Ibolya Ignat
      Staff Accountant